Alpine Series Trust

                 Form N-SAR Report for the Period Ended 4/30/02

Item 77-I

Alpine Series Trust (the "Trust") was organized as a Delaware Business Trust on June 5, 2001. The Trust consists of one series; the Alpine Dynamic Balance Fund (the "Fund"). The Alpine Dynamic Balance Fund commenced operations on June 7, 2001. The following describes the rights of the shares of the Trust.

The Trust was formed under the laws of Delaware on June 5, 2001. The Declaration of Trust authorize the Board of Trustees to issue an unlimited number of shares of beneficial interest in separate series, with a par value of $.001 per share, and to create classes of shares of beneficial interest within each series. The Fund currently offers one share class. The Fund is registered with the Securities and Exchange Commission as an open-end diversified management companies

Each class of shares of the Fund represents an interest in the assets of the respective Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions. Fractional shares have the same rights proportionately as full shares. Shares issued are fully paid and nonassessable and have no subscription or preemptive rights and only such conversion rights or exchange rights as the Board of Trustees may grant in its discretion.

The shares do not have cumulative voting rights. Therefore, the holders of more than 50 percent of the shares voting for the election of Trustees can elect all the Trustees of the Fund.

If the Trustees shall vote at any time to wind up and liquidate the Fund, no further shares of the Fund shall be issued, sold or purchased by the Fund, and the Trustees shall immediately proceed to wind up the Funds' affairs, liquidate the assets, pay all liabilities and expenses of the Fund, and distribute the remaining assets, if any, among the shareholders in proportion to their holding of shares of beneficial interest. The Board of Trustees shall also do any other acts necessary to secure and complete the dissolution of the Fund.

The following are incorporated by reference:

Item 77-Q1(a) Bylaws - Pre-Effective Amendment No. 1, Part C, Item 23, Exhibit b

Item 77-Q1(e) Advisory Agreement - Pre-Effective Amendment No. 1, Part C, Item 23, Exhibit d1

Item 77-Q1(e) Advisory Agreement - Pre-Effective Amendment No. 1, Part C, Item 23, Exhibit d2